Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ENTERS INTO PURCHASE AND SALE AGREEMENT ON JERRITT CANYON JOINT VENTURE
(All dollar amounts in U.S. currency)

Reno, Nevada, June 2, 2003 – Meridian Gold Inc.’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., have entered into a Purchase and Sale Agreement to sell their combined 100% interest in the Jerritt Canyon Joint Venture to Queenstake Resources Ltd. (Queenstake), with an estimated closing of June 25, 2003. This follows a Letter of Intent between the parties dated May 20, 2003 regarding the transaction.

The terms and conditions of the Purchase and Sale Agreement include a non-refundable payment of $250,000 by Queenstake upon signing, followed by an additional payment of $1.25 million and 32 million Queenstake common shares upon closing of the transaction. The letter of intent also contemplates a $6 million deferred payment, payable in six quarterly installments of $1 million beginning June 2005, and approximately $4 million in future royalty payments. Meridian Jerritt Canyon Corp. would be entitled to its 30% share of the consideration for the sale of the joint venture. Queenstake will accept full closure and reclamation and other liabilities.

On February 27, 2003, the parties involved in this transaction signed an initial agreement to sell the Jerritt Canyon property. The transaction was not completed at that time. This agreement replaces all earlier conditions.

For the year ended December 31, 2002, Jerritt Canyon produced 100,000 gold ounces at a total cash cost of $257 per ounce (representing Meridian Gold’s 30% interest).

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com